82-201

NISSAN MOTOR CO., LTD.
17-1, Ginza 6-chome, Chuo-ku
Tokyo 104-8023, Japan
www.nissan.co.jp

Date: June 18, 2002

The Security and Exchange Commission
Office of International Corporate Finance
Room 3045, 450 5th Street, N.W.
Washington, D.C. 20549 U.S.A.

Dear Sirs:

We are sending the following documents you. Please attached find these documents.

1) Notice of Convocation of the 103rd Ordinary General Meeting of Shareholders: 1 copy
2) Business Report (Year Ended March 31, 2002): 1 copy

Sincerely yours,

NISSAN MOTOR CO., LTD.
General Support Dept.

dlw 7/3

[Translation]

June 5, 2002

To Shareholders:

NOTICE OF CONVOCATION OF

THE 103rd ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Notice is hereby given that the 103rd Ordinary General Meeting of Shareholders of the Company (the "Meeting") will be held as described below. You are cordially invited to attend the Meeting.

If you are unable to attend the Meeting in person, please review the following "Reference Materials Concerning Exercise of Voting Rights" as well as the "Report for the 103rd Fiscal Year" enclosed herewith and send us the enclosed voting form by return mail, indicating your votes for or against the propositions and affixing your seal impression thereon.

Yours very truly,

NISSAN MOTOR CO., LTD.
(Nissan Jidosha Kabushiki Kaisha)

By: /s/ Carlos Ghosn

Carlos Ghosn
President and Director
2 Takara-cho, Kanagawa-ku,
Yokohama-shi, Kanagawa

PARTICULARS

1. Date and Time of the Meeting:

Thursday, June 20, 2002 at 10:00 a.m.

2. Place of the Meeting:

"Main Banquet Hall" of Shinagawa Prince Hotel Executive Tower (5th Floor)
10-30, Takanawa 4-chome, Minato-ku, Tokyo

3. Matters to be dealt with at the Meeting:

Matters to be reported:

Report on the Non-Consolidated Balance Sheet as of March 31, 2002, the Non-Consolidated Statement of Income and the Business Report for the 103rd Fiscal Year (April 1, 2001 to March 31, 2002)

Matters to be resolved:

First Item of Business:	Approval of the Proposed Appropriation of Retained Earnings for the 103rd Fiscal Year
Second Item of Business:	Partial Amendments to the Articles of Incorporation of the Company (The gist of the proposals is stated herein as "Reference Materials Concerning Exercise of Voting Rights.")
Third Item of Business:	Issuance of New Share Promissory Rights Without Consideration As Stock Options to Directors and Employees of the Company, Its Subsidiaries and Affiliates (The gist of the proposals is stated herein as "Reference Materials Concerning Exercise of Voting Rights.")
Fourth Item of Business:	Acquisition of Own Shares ("Treasury Stocks") (The gist of the proposals is stated herein as "Reference Materials Concerning Exercise of Voting Rights.")
Fifth Item of Business:	Election of Two (2) Directors
Sixth Item of Business:	Granting of a Retirement Allowance to the Retiring Director

1. Financial Statements and the Independent Accountants' Report required to be attached hereto are as stated in the attached "Report for the 103rd Fiscal Year"; and
2. Particulars of the proposed Items of Business are as stated herein as "Reference Materials Concerning Exercise of Voting Rights".

When attending the Meeting in person, please present the enclosed voting form to the receptionist at the Meeting.
Please make sure that the time and place for the Meeting is different from those of last year's and refer to the information map for the place indicated at the bottom of this Notice.

Your cooperation is requested with respect to the questions and answers session in the Meeting as follows:

- **Any shareholder who wishes to ask a question is requested to receive in advance a ticket which will be distributed in the hall for the Meeting. Please present questions in the order of the serial numbers of the tickets. Please be advised that the tickets will be distributed until 10:00 am when the Meeting will start.**
- **Allow us to limit the length of time for questions to twenty (20) minutes per opportunity per shareholder so as to receive questions from as many shareholders as possible.**
- **The duration of the Meeting is scheduled about three (3) hours, including the questions and answers session. Therefore, when the business matters are fully deliberated, the questions and answers session may be closed even though not all the persons who hold tickets have asked question.**

Reference Materials Concerning Exercise of Voting Rights

1. **Total number of voting rights held by shareholders:**

4,494,626 units

2. **Items of Business and Matters for Reference:**

First Item of Business: Approval of the Proposed Appropriation of Retained Earnings for the 103rd Fiscal Year

The proposal for this item is as stated on page 33 in the attached "Report for the 103rd Fiscal Year," considering improvement of the Company's performance as a result of early accomplishment of the "Nissan Revival Plan" and other circumstances.

For this Fiscal Year, although the interim dividend was not paid again, the amount of the year-end dividend is proposed to be eight (8) yen per share, which represents an increase of one (1) yen compared with the previous year's year-end dividend.

In addition, bonus payments for Directors are proposed to increase by 130,000,000 yen against the previous year.

Second Item of Business: Partial Amendments to the Articles of Incorporation of the Company

1. The gist of the proposals and the reasons for the amendments

(1) The Articles of Incorporation of the Company is proposed to be partially amended so as to reflect the amended Commercial Code effective as from October 1, 2001 (Law No.79 / 2001) as follows; As Par-Value (face-value) share system was abolished, Article 6 will be deleted. (As a result, the current Article 7 shall be read as Article 6.) As Share Unit System was amended, i.e.: "Tan-i kabu" was replaced by "Tan-gen kabu", the descriptions of the related Articles (current Articles 7 (new Article 6), 8(3) and 10) will be amended to reflect such replacement, and the new Article 7 will be inserted to express the Company's basic principle not to issue the share certificates representing less than one trading unit. Since the quorum for a special resolution at a General Meeting of Shareholders, e.g.: appointments of directors and statutory auditors, was amended from the numbers of shares basis to the voting rights basis, Articles 17(3) and 25(3) will be amended to reflect such amendments to the Commercial Code.

(2) The Articles of Incorporation of the Company is proposed to be partially amended so as to reflect the amended Commercial Code effective as from April 1, 2002 (Law No.128 / 2001) as follows; Since it became allowable that the Company could prepare the documents related to the Company's activities by electronic methods and/or information technology, Articles 9(1), 9(2), 16, 32, and 33 will be amended to reflect such amendments to the Commercial Code.

(3) The Articles of Incorporation of the Company is proposed to be partially amended to reflect the amended Commercial Code effective as from May 1, 2002 (Law No.149 / 2001) as follows; Since the amended Commercial Code allows the Company's Article of Incorporation to set forth limitation of liabilities of directors and statutory auditors against the Company which will arise and be judged through shareholders' derivative actions, Article 24-2(1) and 30-2 will be added so as to exempt such liabilities of directors and statutory auditors in compliance with the Commercial Code. As for outside director, Article 24-2(2) will be added to provide that the Company may contract with outside director with respect to limitation of outside directors' liabilities. The above proposals have been consented unanimously by the Board of the Statutory Auditors in advance. Furthermore, since the amended Commercial Code extends statutory auditors' term of office from 3 years to 4 years, Article 26(1) will be amended accordingly, and Article 2 of the Supplementary Provisions sets forth a transit treatment in respect of the term of office for the present statutory auditors in service whose term still be 3 years.

(4) For the purposes of promoting share trading and expanding investors to the Company's shares in a market, one trading unit of shares has been reduced from one thousand (1,000) shares to one hundred (100) shares by a resolution of the Board of Directors Meeting held on May 20, 2002. Therefore, the current Article 7 (new Article 6) is amended so as to reflect the above reduction of number of one trading unit shares, and Article 1 of the Supplementary Provisions is to be provided for to confirm that such reduction will be applicable as from August 1, 2002.

2. The substance of the amendments

The substance of the amendments is as follows:

(The underlined portions are to be amended)

Current	After Amendment
(Par Value of Each Par Value Shares) Article 6 : The par value of each par value share to be issued by the Company shall be fifty yen (¥50).	<Deleted>
(Number of Shares Consisting One Unit) Article 7 : The number of shares of the Company constituting one unit shall be one thousand (1,000).	(Number of Shares Consisting One Unit) Article 6 : The number of shares of the Company constituting one unit shall be one hundred (100). *1).<to be renumbered to Article 6>*

	2). <one unit — In Japanese description, the technical term of "one unit" is changed from "tan-i-kabu" to "tan-gen-kabu". >
<New>	(No issuance of share certificate representing less than One Unit) Article 7 : The Company does not issue any share certificates representing less than One Unit; except for the special treatment described in the Share Handling Regulations.
(Transfer Agent) Article 8 : 3. The register of shareholders and the of beneficial shareholders of the Company shall be kept at the place of business for handling shares of the transfer agent and the matters relating to shares, including registration of the transfer of shares, registration of the pledge of shares, recordation of shares held in trust, delivery of share certificates, receipt of notification and the purchase of shares constituting less than one unit of shares, shall be handled by the transfer agent and shall not be handled by the Company.	(Transfer Agent) Article 8 : <one unit> *In Japanese description, the technical term of "one unit" is changed from "tan-i-kabu" to "tan-gen-kabu".*
(Record Date) Article 9 : The Company shall deem the shareholders (including the beneficial shareholders; the same shall be applicable hereafter) whose names are entered in the final register of shareholders or of beneficial shareholders as of March 31 of each year as the shareholders entitled to exercise their rights at the ordinary general meeting of shareholders concerning the relevant closing of accounts.	(Record Date) Article 9 : The Company shall deem the shareholders (including the beneficial shareholders; the same shall be applicable hereafter) whose names are, in writing or by digital process, entered in the final register of shareholders or of beneficial shareholders as of March 31 of each year as the shareholders entitled to exercise their rights at the ordinary general meeting of shareholders concerning the relevant closing of accounts.
2. In the case of necessity, in addition to the cases as provided in the Articles of Incorporation including the preceding paragraph, the Company shall, by resolution of the Board of Directors and upon giving public notice thereof in advance, deem the shareholders and the registered pledgees whose names are entered in the final register of shareholders or of beneficial shareholders as of a record date as the shareholders and the registered pledgees entitled to exercise their rights.	2. In the case of necessity, in addition to the cases as provided in the Articles of Incorporation including the preceding paragraph, the Company shall, by resolution of the Board of Directors and upon giving public notice thereof in advance, deem the shareholders and the registered pledgees whose names are, in writing or by digital process, entered in the final register of shareholders or of beneficial shareholders as of a record date as the shareholders and the registered pledgees entitled to exercise their rights.
(Share Handling Regulations) Article 10 : Matters relating to the handling of shares of the Company, including denominations	(Share Handling Regulations) Article 10 : <one unit>

of share certificates, registration of the transfer of the shares, registration of the pledge of shares, recordation of shares held in trust, delivery of share certificates, receipt of miscellaneous notifications, handling fees related thereto and the purchase of shares constituting less than one unit, shall be governed by the Share Handling Regulations established by the Board of Directors.	*In Japanese description, the technical term of "one unit" is changed from "tan-i-kabu" to "tan-gen-kabu".*
(Minutes of General Meetings of Shareholders) Article 16 : An outline of proceedings transacted at the general meeting of shareholders and the results thereof shall be recorded in the minutes, which shall bear the names and seal impressions of the chairman and the Directors present thereat and shall be kept by the Company.	(Minutes of General Meetings of Shareholders) Article 16 : An outline of proceedings transacted at the general meeting of shareholders and the results thereof shall be recorded in the minutes, which shall bear the names and seal impressions or the electronic signatures of the chairman and the Directors present thereat and shall be kept by the Company.
(Number and Election of Directors) Article 17 : 3. The resolution for election under the preceding paragraph shall be adopted by a majority vote of the shareholders present who hold shares representing one-third (1/3) or more of the total number of shares entitled to vote out of all the issued and outstanding shares.	(Number and Election of Directors) Article 17 : 3. The resolution for election under the preceding paragraph shall be adopted by a majority vote of the shareholders present who hold one-third (1/3) or more of the total number of voting rights issued.
<New>	(Exemption of Directors' liabilities for compensation of damages) Article 24-2 1. Pursuant to Article 266.12 of the Commercial Code (the "Code"), the liability of Directors (including ex-Directors) referred to in Article 266.1.5 of the Code can be exempted by resolution of the Board of Directors to the extent that the Code is applicable. 2. Pursuant to Article 266.19 of the Code, the Company is entitled to contract with Outside Directors limiting the liability of Outside Directors referred to in Article 266.1.5 of the Code; provided, however, that the maximum amount of such liability shall be larger amount of the amount stipulated by the Code or the amount, but not less than ¥5,000,000, which is to be fixed in advance.
(Number and Election of Statutory Auditors) Article 25 : 3. The resolution for election under the preceding paragraph shall be adopted by a majority vote of the shareholders present who hold shares representing one-third (1/3) or more of the total	(Number and Election of Statutory Auditors) Article 25 : 3. The resolution for election under the preceding paragraph shall be adopted by a majority vote of the shareholders present who hold one-third (1/3) or more of the total number of voting rights

number of shares entitled to vote out of all the issued and outstanding shares.	issued.
(Term of Office of Statutory Auditors) Article 26 : The terms of office of the Statutory Auditors shall expire at the close of the ordinary general meeting of shareholders held with respect to the last business term ending within three (3) years after their assumption of office.	(Term of Office of Statutory Auditors) Article 26 : The terms of office of the Statutory Auditors shall expire at the close of the ordinary general meeting of shareholders held with respect to the last business term ending within four (4) years after their assumption of office.
<New>	(Exemption of Statutory Auditors' liabilities for compensation of damages) Article 30-2 : Pursuant to Article 280.1 of the Code, the liability of Statutory Auditors (including ex-Statutory Auditors) can be exempted by resolution of the Board of Directors to the extent that the Code is applicable.
(Dividends) Article 32 : Dividends shall be paid to the shareholders or registered pledges recorded in the final register of shareholders or register of beneficial shareholders on each closing date of accounts.	(Dividends) Article 32 : Dividends shall be paid to the shareholders or registered pledges recorded in writing or by digital process in the final register of shareholders or register of beneficial shareholders on each closing date of accounts.
(Interim Dividends) Article 33 : The Company may, by resolution of the Board of Directors, make the distributions of money pursuant to the provisions of Article 293-5 of the Commercial Code (the cash to be thus distributed being hereinafter referred to as the "interim dividends") to the shareholders or registered pledgees recorded in the final register of shareholders or register of beneficial shareholders as of September 30 of each year.	(Interim Dividends) Article 33 : The Company may, by resolution of the Board of Directors, make the distributions of money pursuant to the provisions of Article 293-5 of the Code (the cash to be thus distributed being hereinafter referred to as the "interim dividends") to the shareholders or registered pledgees recorded, in writing or by digital process, in the final register shareholders or register of beneficial shareholders as of September 30 of each year.
<New>	Supplementary Provisions : Article 1 : The amendment of Article 6 concerning the number of the Company's share for one unit shall be applicable as from August 1, 2002. Article 2 : Notwithstanding the provision of Article 26.1, with respect to the Statutory Auditor who will be in service at or before the ordinary general meeting of shareholders for closing of accounts of fiscal year 2002, the term of office of such Statutory Auditor remains three (3) years until the expiration of such term.

Third Item of Business: Issuance of New Share Promissory Rights (hereinafter referred to as "NSPRs") Without Consideration As Stock Options to Directors and Employees of the Company, its Subsidiaries and Affiliates

It is proposed that NSPRs be issued without consideration to the directors and employees of the Company, its subsidiaries and affiliates in accordance with the Article 280-20 of the Commercial Code, subject to the method in the following paragraphs.

1. Method of issuance of NSPRs

i. Persons to be allotted NSPRs

Directors and employees of the Company, its subsidiaries and affiliates

ii. Kind and number of shares to be issued upon exercise of NSPRs

Maximum number of shares to be issued is 40 million common shares in the Company.

iii. Aggregate number of units of NSPRs to be issued

Maximum number of units of NSPRs to be issued is 400, 000 units.

Number of shares to be issued per NSPR (hereinafter referred to as "Granted Number of Shares") is 100 shares.

In case the Company splits or consolidates its common shares subsequent to the date of issuance of NSPRs (hereinafter referred to as "Issuance Date") or in some other cases, Granted Number of Shares may be adjusted in a certain way according to the decisions of the Board of Directors Meeting of the Company.

iv. Issue price of each NSPR

Each NSPR is to be issued without consideration.

v. Amount to be paid upon exercise of each NSPR

The amount to be paid upon exercise of each NSPR is obtained by multiplying the paid-up price per share issued or transferred upon exercise of NSPR (such paid-up price per share shall be hereinafter referred to as "Exercise Price") by Granted Number of Shares.

The initial Exercise Price shall be the amount obtained by multiplying the average of the closing prices (regular way) of the shares of common stock of the Company on Tokyo Stock Exchange for a certain period preceding to the Issuance Date by a certain number (which shall be not less than 1.025), according to the decisions of the Board of Directors Meeting of the Company.

In case the Company issues new common shares or disposes its own common shares at less than then current market price per share of common stock of the Company subsequent to the issuance of NSPR or in some other cases, the Exercise Price may be adjusted by the following formula according to the decisions of the Board of Directors Meeting of the Company:

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of shares already issued} + \dfrac{\text{Number of shares newly issued} \times \text{Amount paid per share}}{\text{Current market price per share}}}{\text{Number of shares already issued} + \text{Number of shares newly issued}}$$

vi. Period during which the NSPR may be exercised (hereinafter referred to as "Exercise Period")

From and including the date when two years have elapsed from the Issuance Date to the date when seven years have elapsed from the Issuance Date.

vii. Conditions for the exercise of NSPR

Exercise of NSPR shall be subject the fulfillment of following conditions:

① A person to be allotted NSPR (hereinafter referred to as "Grantee") is continually employed or mandated by the Company, its subsidiary or affiliate, etc., until the beginning of the Exercise Period.

② The Company reaches business results above certain level

③ Grantee achieves his/her designed commitment, etc.

Details of the above ① through ③ conditions and other conditions shall be established in the NSPR allotment agreement which is to be concluded between the Company and a Grantee in accordance with the resolutions of this General Meeting of Shareholders and Board of Directors Meeting concerning the issuance of NSPR.

viii. Cancellation of NSPR and its condition

In case the NSPR shall not be exercised due to the non-fulfillment, in whole or in part, of the conditions specified in paragraph vii above, the Company can cancel such NSPR without any consideration.

ix. Restriction of transfer

Grantee may not transfer any NSPR without the approval of the Board of Directors Meeting of the Company.

2. Reason to issue NSPRs without consideration

For the purpose of further heightening the will and morale of the directors and employees of the Company, its subsidiaries and affiliates to improve the Company's consolidated business results, it is proposed that NSPRs be issued without consideration to them.

Forth Item of Business: Acquisition of Own Shares (Treasury Stock)

Pursuant to Article 210 of the Commercial Code, the Company will acquire the Company's Own Shares, to the extent of 75,0 00,000 ordinary shares and at their acquisition costs of JPY100,000,000,000 maximum, during the period from the closing of this General Meeting of Shareholders till the closing of next Ordinary General Meeting of Shareholders to be held in 2003.

Fifth Item of Business: Election of Two (2) Directors

It is proposed that two (2) Directors be elected; one for a substitute for Mr. Hisayoshi Kojima, Director, who will resign his office of Director of the Company at the closing of this General Meeting of Shareholders, and the other for additional one office of Director as a part of development of alliance with Renault, which was announced last October.

The candidates for Directors are as follows:

No.	Name (Date of Birth)	Brief Personal Record and Representative Positions at Other Companies		Number of Shares of the Company Owned
1	Tadao Takahashi (Jan. 10, 1945)	Apr. 1968	Joined Nissan Motor Co., Ltd.	25,000
		May 1996	General Manager of the Engineering Department No.1	
		May 1998	General Manager of the Engineering Department No.1 and the Production Control Department	
		Jun. 1998	Director	
		May 1999	Director and Senior Vice President (executive officer)	
		Jun. 1999	Senior Vice President (executive officer)	
		Apr. 2002 to date	Executive Vice President (executive officer)	
2	Shemaya Levy (Nov. 11, 1947)	Jan. 1972	Joined Renault Group	0
		Mar. 1994	Chairman and Chief Executive Officer of Renault V.I. Group	
		Oct. 1998	Executive Vice President of Renault Group, and Chairman of Compagnie Financière Renault	
		Mar. 2002 to date	Executive Vice President of Renault s.a.s., and Chairman of Compagnie Financière Renault	

Note: 1. There is no conflict of interest between the Company and each of the said candidates.

2. Mr. Shemaya Levy fulfills requirements for an outside director provided for in the Article 188, Paragraph 2, item 7-2 of the Commercial Code of Japan.

Sixth Item of Business: Granting of a Retirement Allowance to the Retiring Director

It is proposed that in appreciation of contributions to the Company while in offices, a retirement allowance be paid to Mr. Hisayoshi Kojima, who will retire from the office of Director upon the closing of this General Meeting of Shareholders, within reasonable amounts to be determined based on the prescribed standards of the Company. The amounts, the dates and manners of presentation thereof are requested to be entrusted to the decision of the Board of Directors.

Brief personal records of Mr. Kojima are as follows:

Name	Brief Personal Record		
Hisayoshi Kojima	June	1993	Director
	June	1997	Managing Director
	May	1999 to date	Director

- End -

02 JUN 28 AM 11:01

Business Report

Year Ended March 31, 2002


2001
MARCH

Contents

Cover: March

OK

Letter from Management

The Nissan Revival Plan is over. Two years after the start of its implementation, all the official commitments we took have been overachieved one full year ahead of schedule.

The NRP has produced the best financial results in the company's history.

In fiscal year 2001, Nissan achieved an operating profit of 489.2 billion yen, 68.5% higher than the previous year, resulting in an operating margin of 7.9%. Net income reached 372.3 billion yen. The second half of the fiscal year was particularly strong as our operating performance improved significantly with the arrival of the new products decided under NRP.

This strong operating performance generated a high level of cash, allowing us to repay 521.0 billion yen in debt. Total net automotive debt stood at 431.7 billion yen at the end of fiscal year 2001, the lowest level for Nissan in the last 24 years.

Because of NRP and its achievements, Nissan is now ready to grow. The new fiscal year opened under the banner of Nissan 180, a plan designed to take Nissan to a higher level of performance; a plan that opens a new perspective for our company, a perspective of lasting profitable growth.

The objectives of Nissan 180 are contained in the name of this new three-year business plan: grow Nissan by one million additional units by the end of fiscal year 2004, achieve an 8% operating margin and reduce net automotive debt to zero.

This is the vision for the future of our company. We now have to earn it. You can expect the best from Nissan.

Yoshikazu Hanawa
Chairman

Carlos Ghosn
President

Facts and Figures

Global retail sales volume

(Thousand units)


2,632
Japan
US·Canada
Europe
Others
FY2000
2,597
FY2001
Japan
US·Canada
Europe
Others

	FY2001	FY2000
Global retail (Note 1)		Thousand units
Japan	714	733
US·Canada	778	793
Europe(Note2)	484	533
Others(Note2)	621	573
Total	2,597	2,632

Global vehicle production volume

(Thousand units)


2,614
FY2000
2,475
FY2001
Japan
US
Mexico
UK
Spain
Others

	FY2001	FY2000
Global production (Note 3)		Thousand units
Japan	1,273	1,314
US	363	353
Mexico	329	334
UK	290	332
Spain	110	154
Others	110	127
Total	2,475	2,614

Notes: 1. Global retail sales includes sales of vehicles locally assembled with knock down parts.

2. Europe and part of others are results of January-December.

3. All production figures based on April- March period.

Consolidated net sales

(Billions of yen)


6,089.6
FY2000
6,196.2
FY2001

Consolidated operating profit

(Billions of yen)


290.3
FY2000
489.2
FY2001

Consolidated ordinary profit

(Billions of yen)


282.3
FY2000
414.7
FY2001

Consolidated net income

(Billions of yen)


331.1
FY2000
372.3
FY2001

Net consolidated automotive debt

(Billions of yen)


953
FY2000
432
FY2001

Fiscal Year 2001 Business Review

Two years have past since the beginning of the Nissan Revival Plan. Today marks a milestone within the history of the company as it closes its chapter on the Nissan Revival Plan (NRP) one full year in advance and opens another new chapter with the start of Nissan 180. Fiscal year 2001 can be highlighted with the accomplishments of NRP, record profits, investments for the future, and finally the announcement of the early start of Nissan 180. Nissan has taken a major step in becoming a world-class competitive global automotive company.

NRP Completed One Year in Advance

The NRP announced in October 1999, was built on many chapters amongst which renewing the product lineup, enhancing brand power, redirecting resources to core automotive activities and technology, and improving efficiencies were critical objectives. As the fiscal year 2001 ended, Nissan achieved all the official commitments and major action plans of the NRP, one full year ahead of schedule, positioning Nissan to move into its next chapter of profitable growth, Nissan 180.

Consolidated Operating Profit
Fiscal Year 1997-2001
(Billions of Yen)



500
400
300
200
100
0
'97
'98
'99
'00
'01

Nissan's consolidated net sales came to 6,196.2 billion yen, up 1.8% from last year. Consolidated operating profit improved by 68.5% from 290.3 billion yen in fiscal year 2000 to a record 489.2 billion yen in fiscal year 2001. As a percentage of net sales, the operating profit margin came to 7.9%, the highest in the company's history.

Net Consolidated Automotive Debt
(Billions of Yen)



Mar. '00
Mar. '01
Mar. '02
1,349
953
432

In addition to achieving all the official commitments, the major action plans that supported the NRP and gave it consistency have been implemented and have also achieved their goals.

KEY NRP ACHIEVEMENTS

Purchasing cost

Reduction in purchasing costs by 20% has been reached. The supplier base is down by 40% to 700 parts suppliers while service suppliers are down 60%. Thanks to a complete overhaul of the purchasing function, ranging from globalization to the creation of Renault Nissan Purchasing Organization, Nissan is closing the gap and approaching a more competitive position. Critical to this performance has been the role of Nissan 3-3-3, a partnership fostered between Nissan's engineering and purchasing departments and our suppliers, which contributed more than 40% of total purchasing cost reductions.

Manufacturing

In manufacturing, the plan to close five plants has been completed. Capacity utilization rates have increased from an average of 51% before the start of NRP to the current 75%. Our platform and production map has been simplified; our 4 plants in Japan produce cars based on 15 platforms compared to 7 plants that produced cars based on 24 platforms at the start of NRP.

Sales and Marketing

Our distribution network in Japan, has been rationalized through merging selected subsidiary dealers for more efficiency, by selling others to independent dealers, or by management buyout, to enhance their entrepreneurship spirit. A total of 355 unprofitable and overlapping outlets, more than 10% of our total points of sale when we started, have been rationalized. The number of wholly owned subsidiary dealers in Japan is down by 20% to a total of 80.

Global headcount

At the end of the fiscal year, our global headcount came to 125,100 compared to our target of 127,000 by the end of this fiscal year, exceeding the 21,000 announced in October 1999. This number has been reached mostly by natural turnover, retirements, and pre-retirement programs but also by spinning off non-core businesses.

R&D

The efficiency of our research and development effort per program has also exceeded plan. We have achieved a more than 25% efficiency improvement in less than two years, freeing up resources to support further development.

Selling of non-core assets

The sale of non-core assets will have generated a total of more than 530 billion yen in cash in two years, also one year earlier than expected. These funds have been used to reduce our debt significantly, giving us the financial flexibility needed to support the development of our core automotive business.

This performance has been made possible because the execution of NRP has been swift, relentless and without compromise. Completing it in two years instead of three is testimony to what the people of Nissan and our partners, suppliers, dealers, distributors and all who embraced the spirit of NRP have accomplished. It also heralds the potential of the alliance between Renault and Nissan.

Fiscal Year 2001 Business Performance

Implementing NRP was a major achievement for Nissan in fiscal year 2001, but through strong product lineup renewal, such as the March in Japan, the Altima in the U.S., and the X-TRAIL, contributed to the rise of sales in the second half of the year.

Overall, Nissan sold 2,597,000 vehicles worldwide in fiscal year 2001, down slightly by 1.4% from fiscal year 2000. Looking at our performance on a half-year basis, the second half was stronger than the first half. Sales were down 3.6% year on year in the first half, but up 0.8% in the second half. This is due to the acceleration of product launches, which were all planned under NRP.

Japan

For fiscal year 2001, Nissan's domestic sales were down 2.6% to 714,000 units from the previous period but with market share up 0.1 point to 17.9%, marking a rise since 1998. The decrease was in line with total



market performance, as the company continued to launch new models such as the new Stagea and redesigned new vehicles including the Serena, Wingroad and Liberty. Most importantly, the launch of the new March at the end of February, showed an extremely positive sign of the significant contribution we expect from this vehicle to our overall performance in Japan.

- The new March, with its superior driving ease and highly refined design, meets world-class environmental performance and safety. This was developed on a common platform with Renault, the b-platform, and is the first car that renews Nissan's entry-level line-up. One week from start of sales, we received 25,000 orders, far greater than any Japanese car maker in recent years.

North America

For the full year, Nissan's sales in the U.S. dropped 3.4% to 719,000 from the previous year. First half sales were down 14% and market share had fallen to 4% as we had no new product launches, no minor changes, and no product carry over from the previous half. On the other hand, driven by strong new products, the second half showed an increase of 9.4% with market share reaching 5% in the month of March.



- The all new Altima launched in September, repositioned in size, power, styling and overall performance, produced immediate positive repercussions not only to unit sales in this segment, but to other car sales: in the second half, Maxima sales are up 9% and Sentra up 14.3%.

- The new Altima acknowledged for its bold design, increased performance and high value was awarded both North American Car of the Year, a first for any Japanese brand, and Canadian Car of the Year.
- The G35 launched in mid-March contributes to the revival of the Infiniti channel. It is off to a very strong start with more than 5,400 sales in just seven weeks. We now have a dedicated luxury car product plan in place on which we can seriously build the franchise.

For fiscal year 2001, sales in Canada increased 20.0%.

Europe

Europe's sales for fiscal year 2001 decreased by 9.5% to 484,000 from the previous year. After the X-TRAIL in September, the all-new Primera launched in March, is the first car that will contribute to the rejuvination of our product line up. Next will come two LCVs before the new Micra in early 2003.


X-TRAIL

Europe's focus for the fiscal year will remain on rebuilding profitability, which was achieved at the operating level in fiscal year 2001.

General Overseas Market

In the general overseas market(*), where Nissan has continued its profitability, we continued to build market presence in numerous countries. Unit sales in all countries came to 621,000 for fiscal year 2001 up 8.5% from previous year.

* includes Mexico

Investments for the future

In October 2001, Nissan announced plans to bring environmentally friendly technologies providing cleaner exhaust emissions and improved fuel efficiency in new

vehicles in Japan. The goal of the strategy is to provide quick and concrete benefits to air quality in Japan with future products. Nissan will expand the use of the U-LEV (Ultra-Low Emission Vehicle[1]) technology in up to 80% of its products by March 2003.

In December 2001, Renault and Nissan inaugurated the first new common plant of the Alliance at Renault's Ayrton Senna industrial complex in Brazil. The opening of the plant marks the arrival of Nissan as a local Brazilian manufacturer and the completion of Renault's industrial development programme in the region.

In February and March 2002, Nissan announced the release of CARWINGS in Japan starting with the compact car March, introduced throughout Nissan's new models for introduction thereafter. In Europe, Nissan will join with top automakers in developing telematics to provide to customers, and in the US, Nissan will provide telematics services in its Infiniti Division using technology provided by Wingcast LLC. Our goal is to realize a seamless connection between our vehicles and the communities in which our owners reside.

Returns and Rewards

Based on the positive results for fiscal year 2001, the Board of Directors have decided to propose at the Annual General Meeting in June a 14% increase in the dividend from 7 to 8 yen per share for this year. Our intention is to build a sustainable dividend policy that can satisfy our shareholders over the medium term.

The markets have also recognized the improvement in Nissan's financial performance as spreads we paid for public debt, such as bonds, has declined steadily. After placing Nissan under review in fiscal year 01, Moody's, R&I, and Standard and Poor's upgraded our debt ratings.

Finally, our average share price continued to appreciate significantly particularly relative to the Nikkei stock index.

NISSAN 180

Nissan 180 is designed to capitalize on NRP and complete the revival process of Nissan with, this time, an emphasis on profitable growth.

- "1" stands for an additional one million unit sales worldwide by the end of fiscal year 2004, based on fiscal year 2001 figures.
- The "8" stands for an 8% operating is intended to position Nissan at the top level of profitability in the global auto industry.
- The "0" stands for zero net automotive debt by the end of fiscal year 2004 to regain the maximum financial flexibility enabling us to make sound investment decisions based on expected returns.

The achievement of Nissan 180 will depend on four critical pillars: more revenue, less cost, more quality and speed and a maximized alliance with Renault.

More Revenue

The additional million units in sales will be broken down on a regional basis as follows: 300,000 in Japan, 300,000 in the United States, 100,000 in Europe and 300,000 in the general overseas markets. From our base of 2.6 million units in fiscal year 2001, this represents a growth of close to 40% in unit sales in three years.

Already under NRP, we were hard at work, conceiving and designing new cars and light trucks and rebuilding the brand. The products that were under development then, are all going to come to the market in the next three years.

Less Cost

This broad-based product offensive and brand enhancement is at the base of our increased revenues. But it cannot be accomplished without the necessary cost efficiency. We have set main cost drivers ranging from purchasing costs, manufacturing and logistic costs, distribution costs, indirect expenses, R&D expenses, in addition to warranty and finance costs.

The action plans that will generate more revenue at less cost are necessary and perhaps even critical to achieving our targets. But they are not sufficient to ensure lasting profitable growth.

More Quality and Speed

Quality of our products for our customers, quality of our management and speed will make the difference. We will continue to develop the Nissan Management Way which is built around cross-functional teams and a specific management program called value-up.

Maximized Alliance with Renault

Just as under NRP, the alliance with Renault will produce synergies that go beyond the performance that Nissan could achieve alone. It is a major competitive advantage.

The alliance is key to the future growth and profitability of both Nissan and Renault. In the last few months, we have completed the shareholding transactions that were planned in the initial alliance agreement in March 1999. Beginning of March 2002, Renault exercised their warrants and increased their stake in Nissan to 44.4%. At the end of March 2002, Nissan acquired a 13.5% stake in Renault and retained the right to move to 15%.

Much will happen in the next three years with Renault in three main directions. The first is in the area of marketing and sales to derive a common approach in specific markets such as Mexico, South America and North Africa. The second deals with generating more efficiency through selective commonization such as the B&C platforms and common engines. The third direction is an extensive exchange of best practices between the two companies.

Conclusion

With NRP concluding 1 year in advance through major achievements in fiscal year 2001, Nissan is now ready to grow. The new fiscal year 2002 opened under the banner of Nissan 180, a plan designed to take Nissan to a higher level of performance; a plan that opens a new perspective for our company, a perspective of profitable growth.

Consolidated Financial Statements

Consolidated Balance Sheets
(As of March 31, 2002)

[in millions of Yen, ( ) indicates loss or minus]

	Amount
ASSETS	
Current assets	**3,517,255**
Cash on hand and in banks	280,289
Notes & accounts receivable	532,936
Finance receivables	1,716,024
Marketable securities	30
Inventories	534,051
Deferred tax assets	180,432
Other current assets	273,493
Fixed assets	**3,695,070**
Property, plant and equipment	2,879,158
Intangible assets	38,934
Investment securities	399,113
Long-term loans receivable	15,591
Deferred tax assets	231,697
Other fixed assets	130,577
Deferred assets	**2,680**
Total assets	**7,215,005**
LIABILITIES	
Current liabilities	**3,008,015**
Notes & accounts payable	611,311
Short-term borrowings	1,424,804
Deferred tax liabilities	16
Other current liabilities	971,884
Long-term liabilities	**2,508,879**
Bonds and debentures	796,158
Long-term borrowings	808,797
Deferred tax liabilities	209,414
Accrued warranty costs	160,938
Accrual for losses on business restructuring	49,591
Accrued retirement benefits	400,342
Other long-term liabilities	83,639
Total liabilities	**5,516,894**
Minority interests in consolidated subsidiaries	**77,289**
SHAREHOLDERS' EQUITY	
Common stock	**604,556**
Capital surplus	**803,212**
Retained earnings	**430,751**
Unrealized holding gain on securities	**4,406**
Translation adjustments	**(221,973)**
Treasury stock	**(130)**
Total shareholders' equity	**1,620,822**
Total liabilities, minority interests & shareholders' equity	**7,215,005**

Note. The amount of short-term borrowings includes current maturities of long-term borrowings, bonds and commercial paper.

Consolidated Statements of Income
(FY2001)

[in millions of Yen, ( ) indicates loss or minus]

	Amount
Net sales	**6,196,241**
Cost of sales	**4,547,314**
Gross profit before adjustment for income from installment sales	**1,648,927**
Adjustment for income from installment sales	788
Gross profit	**1,649,715**
Selling, general and administrative expenses	1,160,500
Operating income	**489,215**
Non-operating income	**27,267**
Interest and dividends income	13,837
Equity in earnings of unconsolidated subsidiaries & affiliates	921
Other non-operating income	12,509
Non-operating expenses	**101,738**
Interest expense	34,267
Amortization of net retirement benefit obligation at transition	23,925
Other non-operating expenses	43,546
Ordinary income	**414,744**
Extraordinary gains	**67,100**
Extraordinary losses	**117,628**
Income before income taxes and minority interests	**364,216**
Income taxes	**87,446**
Income taxes deferred	**(102,148)**
Minority interest	**6,656**
Net income	**372,262**

Consolidated Statements of Cash Flows

(FY2001)

[in millions of Yen, ( ) indicates out flows]

	Amount
Operating activities	
Income before income taxes and minority interests	364,216
Depreciation and amortization	374,827
Provision for doubtful receivables	39,273
Unrealized loss on investments	6,757
Interest and dividends income	(13,837)
Interest expense	102,656
Gain on sales of property, plant and equipment	(28,229)
Loss on disposals of property, plant and equipment	11,285
Loss on sales of securities	26,823
Decrease in trade receivables	7,334
Increase in finance receivables	(434,665)
Decrease in inventories	53,162
Increase in trade payables	78,255
Amortization of net retirement benefit obligation at transition	23,925
Retirement benefit expenses	60,870
Reversal of accrued retirement benefits	(81,326)
Reversal of accrual for losses on business restructuring	(9,213)
Others	(172,448)
Sub-total	**409,665**
Interest and dividends received	11,483
Interest paid	(104,958)
Income taxes paid	(93,976)
Total	**222,214**
Investing activities	
Decrease in short-term investments	3,411
Purchases of fixed assets	(293,800)
Proceeds from sales of property, plant and equipment	108,935
Purchases of leased vehicles	(396,213)
Proceeds from sales of leased vehicles	185,152
Collection of long-term loans receivable	6,978
Long-term loans made	(8,730)
Purchases of investment securities	(230,397)
Proceeds from sales of investment securities	99,666
Proceeds from sales of subsidiaries' shares resulting in changes in the scope of consolidation	13,639
Additional acquisition of shares of consolidated subsidiaries	(2,634)
Others	(10,396)
Total	**(524,389)**
Financing activities	
Increase in short-term borrowings	308,869
Increase in long-term borrowings	631,451
Increase in bonds and debentures	246,822
Repayment or redemption of long-term debt	(1,092,066)
Proceeds from issuance of new shares of common stock	220,899
Proceeds from sales of treasury stock	2,324
Repayment of lease obligations	(9,543)
Cash dividends paid	(27,841)
Total	**280,915**
Effect of exchange rate changes on cash and cash equivalents	**10,371**
Decrease in cash and cash equivalents	**(10,889)**
Cash and cash equivalents at beginning of the year	**288,536**
Increase due to inclusion in consolidation	**2,006**
Decrease due to exclusion from consolidation	**-**
Cash and cash equivalent at end of the year	**279,653**

2

2.

Notice of convocation of the 103rd ordinary general meeting of shareholders, an attached document

(This is a translation of the original Japanese-language document distributed to shareholders in Japan.)

1. Eigyo-Houkokusho

1 Review of the Fiscal Year 2001

(1) Operations and results

In fiscal year 2001 ended March 31, 2002, total demand for automobiles in the Japan market (excluding mini cars) decreased by 3.4% from the previous year, to 3,980,000 units.

Total automotive exports from Japan decreased by 2.9%, to 4,250,000 units.

Nissan's domestic registration volume declined by 2.6% from the previous year to 714,000 units. Market share came to 17.9%, up 0.1 point compared to FY00 showing a sign of stabilization.

The number of Nissan's export vehicles decreased by 4.6%, to 577,000 units.

Nissan's global production volume was 2,475,000 units, decreased by 5.3%, from the previous year. Nissan's domestic production volume was 1,273,000 units, a decrease of 3.1% while overseas production volume decreased by 7.6%, to 1,202,000 units.

Nissan's non-consolidated sales of the automobile divisions including overseas production parts, components and accessories and repair parts was 2,987.0 billion yen, an increase of 1.7% from the previous year. The effect of the depreciation of the yen more than offset the drop in unit volumes.

Nissan's non-consolidated total sales including Industrial Machinery came to 3,019.8 billion yen, an increase of 1.3% from the previous year.

As for Nissan's non-consolidated financial results for the fiscal year 2001 ended March 31, 2002, the company recorded the improvement from the previous year in operating profit of 242.2 billion yen due to the quicker implementation of the Nissan Revival Plan than initially planned, and in ordinary profit of 197.9 billion yen. Net income was 183.4 billion yen at the same level as

the previous year.

Taking into account these financial results, we propose to increase a year-end dividend by 1 yen per share from the previous year to 8 yen per share.

(2) Sales by Division

	Value (¥ billion)	Percentage of sales (%)	Year-on-Year percentage (%)
Automobile Division			
Vehicles	2,286.4	75.7	100.9
Overseas production parts and components	309.4	10.2	104.6
Accessories and repair parts	279.6	9.3	94.2
Others	111.5	3.7	140.5
Automobile Division: total	2,987.0	98.9	101.7
Other Divisions			
(Industrial Machinery)			
Other Divisions: total	32.7	1.1	77.6
Grand total	3,019.8	100.0	101.3

Notes: 1. The stated value figures have been rounded down to the nearest 100 million yen.
2. The category 'Others' in Automobile Division consists of receivable royalties, equipment and tools for production.

(3) Capital investment

Capital investment on a non-consolidated basis in the fiscal year 2001 ended March 31, 2002, totaled 85.7 billion yen, concentrated on development of new products, safety and environmental technology and on efficiency improvement of the production system.

(4) Business Funding

Nissan issued 236.0 billion yen straight bonds in the domestic capital market. Proceeds were used for bond redemption and others.

Also, we issued a 52.8 billion yen warrant bond as part of the company's performance based compensation system.

Renault exercised the warrants for 539.75 million shares of Nissan in line with the process of strengthening the strategic Alliance between the two companies, which was presented in October 2001. They invested for the exercise a total amount 215.9 billion yen at the planned share price of 400 yen, increasing Renault's stake in Nissan from 36.8% to 44.4%.

(5) Financial Performance Highlights

(Billions of yen , except per share amounts)

	FY1998	FY1999	FY2000	FY2001
Net sales	3,319.6	2,997.0	2,980.1	3,019.8
Net income (loss)	(34.8)	(790.0)	187.4	183.4
Net income (loss) per share [yen]	(13.85)	(204.93)	47.14	45.61
Total assets	3,595.2	3,563.8	3,576.4	3,915.0
Shareholders' equity	1,477.4	1,263.0	1,450.1	1,829.0
Shareholders' equity per share [yen]	587.93	317.57	364.61	404.94

* FY2001 covers the period from April 1, 2001 to March 31, 2002.

Notes: 1. Figures have been rounded down to the nearest 100 million yen.
2. ( ) indicates a loss
3. Net income (loss) per share amounts are based on the average number of shares outstanding during the fiscal year. Shareholders' equity per share have been calculated according to the numbers of shares outstanding as of the end of the fiscal year, which does not include that of treasury stock.
4. For the fiscal year 1999, the main factor that caused the decrease in net sales was a decline in domestic sales volumes. The main reasons that caused the net loss were recording the restructuring costs stated in the Nissan Revival Plan and a lump-sum amortization of past service pension liabilities as extraordinary losses. The main factors leading to the decrease in shareholders' equity per share were the net loss and the increase in total number of shares outstanding through a capital increase allocated to Renault.
5. For the fiscal year 2000, the main factor increasing net income was an effect of Nissan Revival Plan which was going faster than expectations and which had brought a new momentum to the company worldwide.
6. For the fiscal year 2001, the main factors leading to the increase in shareholders' equity per share are the net income and exercise of the warrants by Renault.
Net income is unchanged from previous year despite higher operating profit described in Section (1) mainly due to the re-evaluation of investment securities in subsidiaries.

2 Issues and Outlook for the Fiscal Year Ahead

As we plan to launch a total of 12 new products worldwide in this FY2002, we expect to see our overall global sales volume to increase significantly.

In Japan, we foresee the continuation of challenging economic conditions and expect a slight decrease in total demand for automobiles.

With 6 new products being deployed in Japan, including 3 all-new entry-level cars contributing to the momentum, we forecast our sales to increase.

In the U.S., we expect Nissan's sales volume to increase even in the midst of a foreseeable decline in the market. The Altima, which received the 2002 North American Car of the Year Award, along with other products being launched under both the Nissan and Infiniti brands will contribute to this volume.

In Europe, uncertainty remains in the market environment, but with new products such as the Primera rejuvenating the product line-up, we will continue in the process of restoring the profitability of our sales.

For General Overseas Market, we continue to forecast a positive growth trend following good results since FY01 as we launch new products and enter new markets.

FY2002 will mark the 1st year of our new 3-year business plan called Nissan 180, which sets forth 3 objectives (consolidated basis) of

1: one million additional unit sales worldwide on an annualized basis by the end of FY04, based on FY01 for Nissan and associated brands

8: an 8% consolidated operating margin in FY04 on constant accounting standards, putting us in the top rank of global automakers.

0: being free of net consolidated automotive debt on constant accounting standards in order to have the flexibility to make investment decisions based solely on their return.

Nissan 180 has been built on the foundations of the Nissan Revival Plan, as we drive towards lasting

profitable growth.

Nissan has achieved these results with the strong belief and support of our shareholders. We would like to express our gratitude and ask for your continuous support in the years to come.

3 Corporate Data

(as of fiscal year-end, March 31, 2002).

(1) Principal Business Operations

The Company's business divisions and principal products are as follows:

<table>
<tr><th colspan="2">Division</th><th>Principal products</th></tr>
<tr><td rowspan="4">Automobile Division</td><td>Passenger cars</td><td>President, Cima, Cedric, Gloria, Laurel, Cefiro, Skyline, Crew, Bluebird Sylphy, Primera, Primera Wagon, Sunny, March, Silvia, Stagea, Avenir, Wingroad, Elgrand, Serena, Presage, Bassara, Liberty, Tino, Cube, Safari, Terrano, Terrano Regulus, X-trail, Hypermini</td></tr>
<tr><td>Commercial vehicles</td><td>Expert, AD Van, Caravan, Vanette, Datsun, Atlas, Civilian</td></tr>
<tr><td>Overseas production parts and components</td><td>Various production parts and components for overseas plants</td></tr>
<tr><td>Accessory and repair parts</td><td>Various service parts for domestic and overseas use</td></tr>
<tr><td colspan="2">Industrial Machinery</td><td>Gasoline, diesel and battery-powered forklifts</td></tr>
</table>

(2) Principal Offices, Facilities and Factories in Japan

Registered Head Office: 2, Takara-cho, Kanagawa-ku, Yokohama, Kanagawa Prefecture

Office / Facility / Factory	Location
Corporate Headquarters	Tokyo
Yokohama Plant	Kanagawa Prefecture
Kurihama Plant	Kanagawa Prefecture
Oppama Plant, Wharf and Central Engineering Laboratories	Kanagawa Prefecture
Tochigi Plant	Tochigi Prefecture
Kyushu Plant and Kanda Wharf	Fukuoka Prefecture
Iwaki Plant	Fukushima Prefecture
Zama Operations Office	Kanagawa Prefecture
Nissan Technical Center	Kanagawa Prefecture
Hokkaido Proving Grounds	Hokkaido
Sagamihara Parts Center	Kanagawa Prefecture
Honmoku Wharf	Kanagawa Prefecture
Nissan Education Center	Kanagawa Prefecture

Note: Nissan Motor Co. Ltd., ceased production of units at Kurihama Plant on March, 2002.

(3) Share Data

① Number of authorized shares 6,000,000,000

② Number of shares issued 4,517,045,210
(including 539,750,000 new shares issued by Renault's exercising the warrants of Warrant Bond).

③ Number of shareholders 114,032
(a decrease of 2,023 compared with the previous fiscal year-end).

④ Principal Shareholders

		Number of shares (thousands)	% of total
1.	Renault	2,004,000	44.4
2.	The State Street Bank and Trust Company	147,378	3.3
3.	The Mitsubishi Trust and Banking Corporation (Trust)	128,256	2.8
4.	Japan Trustee Services Bank Ltd. (Trust)	102,180	2.3
5.	The Dai-ichi Mutual Life Insurance Company	95,957	2.1
6.	The Chase Manhattan Bank N.A. London	87,420	1.9
7.	The Chase Manhattan Bank N.A. London S.L. Omnibus A/C	86,635	1.9
8.	Nippon Life Insurance Company	80,505	1.8
9.	Boston Safe Deposit BSDT Treaty Clients Omnibus	66,800	1.5
10.	UFJ Trust Bank Limited (Trust A)	62,778	1.4

Nissan's Investments in its Principal Shareholders

		Number of shares (thousands)	% of total
1.	Renault	–	–
2.	The State Street Bank and Trust Company	–	–
3.	The Mitsubishi Trust and Banking Corporation (Trust)	–	–
4.	Japan Trustee Services Bank Ltd. (Trust)	–	–
5.	The Dai-ichi Mutual Life Insurance Company	–	–
6.	The Chase Manhattan Bank N.A. London	–	–
7.	The Chase Manhattan Bank N.A. London S.L. Omnibus A/C	–	–
8.	Nippon Life Insurance Company	–	–
9.	Boston Safe Deposit BSDT Treaty Clients Omnibus	–	–
10.	UFJ Trust Bank Limited (Trust A)	–	–

Notes: 1. The number of shares has been rounded down to the nearest thousand.
2. Nissan Motor Co., Ltd. acquired 37,799 thousand shares of Renault equivalent to 13.5% through Nissan's wholly owned subsidiary, Nissan Finance Co., Ltd..

(4) Acquisition, sale etc, and holding of treasury stock

① Treasury stock acquired

Acquisition by the purchase of fractional unit shares

Ordinary share ....382,930 shares

Total value of treasury stock acquired..................301 million yen

② Treasury stock sold

Ordinary share .... 220,000 shares

Total value of treasury stock sold .... 179 million yen

③ Treasury stock as of March 31, 2002

Ordinary share .... 173,987 shares

(5) Employee Information

Number of employees	Change from the previous year	Average age	Average years of service
30,365(227)*1	(382)*2	40.4	19.7

Notes: 1. Number of employees is a employees head count. ( )*1 indicates a part-time worker in the end of a term. (not included in number of employees)

2. ( )*2 indicates a decrease.

(6) Principal Group Companies

① List of name, capital, ratio of share holdings, main business

Company name main business	Capital [¥ millions]	% ratio of share holding
JATCO TransTechnology Ltd. Manufacture/sale of auto parts	29,935	99.7
Nissan Diesel Motor Co., Ltd. Manufacture/sale of vehicles and auto parts	13,603	(22.7)
Unisia JECS Corporation Manufacture/sale of auto parts	12,900	25.3
Calsonic Kansei Corporation Manufacture/sale of auto parts	12,048	(33.9)
Aichi Machine Industry Co., Ltd. Manufacture/sale of auto parts	8,518	41.4
Nissan Shatai Co., Ltd. Manufacture/sale of vehicles and auto parts	7,904	42.6
Nissan Financial Services Co., Ltd. Leasing and financing of vehicles	3,887	100.0
Nissan Finance Co., Ltd. Financial and accounting services for group companies	2,491	100.0
Nissan Kohki Co., Ltd. Manufacture/sale of auto parts	2,020	(90.9)
Aichi Nissan Motor Corporation Sale of vehicles and auto parts	4,000	100.0
Tokyo Nissan Motor Corporation Sale of vehicles and auto parts	3,400	100.0
Nissan Prince Tokyo Motor Sales Co., Ltd. Sale of vehicles and auto parts	3,246	100.0
Nissan Satio Osaka Co., Ltd. Sale of vehicles and auto parts	2,000	(100.0)

Company name main business	Capital [millions]	% ratio of share holding
Nissan North America, Inc. Headquarters for North American operations Manufacture/sale of vehicles and auto parts	US$ 1,791	100.0
Nissan Motor Acceptance Corporation Retail and wholesale vehicle financing in the U.S	US$ 499	(100.0)
Nissan Forklift Corporation, North America Manufacture/sale of industrial machinery, industrial engines and parts	US$ 34	(100.0)
Nissan Technical Center North America, Inc. Vehicle R&D, evaluation, certification	US$ 16	(100.0)
Nissan Canada, Inc. Sale of vehicles and auto parts	C$ 68	(100.0)
Nissan Mexicana, S.A. de C.V. Manufacture/sale of vehicles and auto parts	Peso 17,056	99.9
Nissan Motor Manufacturing (UK) Ltd. Manufacture/sale of vehicles and auto parts	£ 250	(100.0)
Nissan Motor (GB) Ltd. Sales of vehicles and auto parts	£ 136	(100.0)
Nissan Technical Centre Europe Limited Vehicle R&D, evaluation, certification	£ 15	(100.0)
Nissan Europe N.V. Headquarters for European sales and manufacturing operations	Euro 773	100.0
Nissan Motor Ibérica, S.A. Manufacture/sale of vehicles and auto parts	Euro 725	(99.7)
Nissan Motor Co. (Australia) Pty. Ltd. Sale of vehicles and auto parts	A$ 290	100.0

Notes: 1. The figures for paid-in capital are rounded down to the nearest unit.
2. ( ) indicates that the figure includes indirect ownership.
3. JATCO TransTechnology Ltd. changed its name to JATCO Ltd. on April 1, 2002.

② Operations and Results

(Consolidated Financial Summary)

Nissan Motor has 297 consolidated subsidiaries (313 in the previous fiscal year) and 49 affiliates (54 in the previous fiscal year) accounted for by the equity method.

Consolidated net sales is 6,196.2 billion yen, an increase of 106.6 billion yen compared to the previous fiscal year.

Consolidated net income is 372.2 billion, an increase of 41.1 billion yen compared to the previous fiscal year.

③ Operations and Results

(Principal Developments within The Nissan Group)

Nissan Motor Co., Ltd. sold its holding in Tennex

Corporation to MAHLE Filtersysteme GmbH on April 20, 2001.

Tokyo Nissan Motor Corporation and Seibu Nissan Sales Co., Ltd. merged on July 1, 2001 to become Tokyo Nissan Motor Corporation, aiming at rationalizing domestic dealer network.

Nissan Prince Tokyo Motor Sales Co., Ltd. and Nissan Satio Tokyo Co., Ltd. transferred part of both business to Nissan Prince Nishitokyo Motor Sales Co., Ltd. by corporate spin-off, and merged on October 1, 2001 to become Nissan Prince Tokyo Motor Sales Co., Ltd., aiming at rationalizing domestic dealer network.

Nissan Motor Co., Ltd. sold its holding in KIRIU Corporation (old company name: Kiriu Machine Mfg. Co., Ltd.) to Unison Industrial Partners Co., Ltd. by take-over bid on December 27, 2001.

Nissan Europe N.V. sold its holding in Nissan Motor Deutschland GmbH to Renault on January 15, 2002, aiming at integrating operations with Renault in Europe.

④ Principal Tie-up Relationship

Corporate name of partner	Scope of tie-up	Contract date
Ford Motor Co.	Cooperative agreement in multi-purpose vehicle development and production	August 1990
Renault	Broad automotive business alliance, including capital participation	March 1999

(6) Major Lenders

	Amount of outstanding loan [¥ billions]	Number of shares of the Company held ['000s]	Percentage of issued shares [%]
1. Development Bank of Japan	58.9	–	–
2. Sumitomo Mitsui Banking Corporation	50.0	–	–
3. The Fuji Bank, Limited	31.4	–	–
4. The Dai-ichi Mutual Life Insurance Company	30.9	95,957	2.1
5. Nippon Life Insurance Company	16.0	80,505	1.8
6. The Industrial Bank of Japan, Limited	13.5	4,150	0.1
7. Meiji Life Insurance Company	13.0	5,012	0.1
8. Sumitomo Life Insurance Company	10.0	22,401	0.5
9. The Yasuda Mutual Life Insurance Company	9.0	20,000	0.4
10. Mitsui Mutual Life Insurance Company	5.0	7	0.0

Note: The figures for loan amounts and number of shares have been rounded down to the nearest unit.

(7) Directors and Statutory Auditors

Officer	Responsibilities
Chairman	
Yoshikazu Hanawa*	
President	
Carlos Ghosn*	Japan Operations(MC-J), Human Resources, Administration for Affiliated Companies, Alliance Coordination, Communications, Support, Organization and Administrative efficiency, Global Internal Audit
Directors	
Hisayoshi Kojima	Manufacturing(Vehicle & Powertrain), SCM(Supply Chain Management), Technology and Engineering Development(Powertrain), Industrial Machinery, Marine
Itaru Koeda	Purchasing, European Operations(MC-E)
Nobuo Okubo	Customer Service, Vehicle 3-3-3 Promotion, Technology and Engineering Development(Vehicle) –Nissan Reseach Center
Norio Matsumura	Global Sales and Marketing, North American Operations(MC-NA), GOM Operations (MC-GOM), Global Parts Business
Patrick Pelata	Planning and Design
Thierry Moulonguet	CFO, Finance & Treasury, Global IS, IR
Statutory Auditors	
Hiroshi Moriyama#	Full time
Haruhiko Takenaka	Full time
Keishi Imamura#	Full time
Hideo Nakamura	

Notes: 1. * indicates a representative director.
2. Haruhiko Takenaka, Keishi Imamura and Hideo Nakamura are outside statutory auditors provided for in Paragraph 1 of Article 18 of the "Act Providing an Exception to the Commercial Code for Auditing Stock Companies."
3. # indicates Directors and Statutory Auditors newly elected at the 102nd Ordinary General Meeting of Shareholders, held on June 21, 2001.

4. During the fiscal year (FY2001) the following Directors and Statutory Auditors retired from the Company:

Position at Time of Leaving	Name	Responsibilities at Time of Leaving	Date of Leaving
Director	Hiroshi Moriyama	Assistant to President	June 21, 2001 (expired)
Auditor	Tadao Takei	Full time	June 21, 2001 (expired)
Auditor	Shozo Yoshimatsu	Full time	June 21, 2001 (expired)

5. On April 1, 2001, certain responsibilities of the Directors were changed. The system of Directors after the change is as follows:

Officer	Responsibilities
Chairman	
Yoshikazu Hanawa*	
President	
Carlos Ghosn*	Japan Operations(MC-J), Human Resources, Administration for Affiliated Companies, Alliance Coordination, Global Communications and IR Support, Organization and Administrative efficiency, Global Internal Audit, China Operations
Directors	
Itaru Koeda	Purchasing, European Operations(MC-E)
Nobuo Okubo	Customer Service, 3-3-3 Promotion (Vehicle & Powertrain), Technology and Engineering Development(Vehicle & Powertrain) –Nissan Research Center
Norio Matsumura	Global Sales and Marketing, North American Operations(MC-NA), GOM Operations (MC-GOM), Global Aftersales Business
Patrick Pelata	Planning and Design –Market Intelligence Dept.
Thierry Moulonguet	CFO, Finance & Treasury, Global IS
Hisayoshi Kojima	Assistant to President
Statutory Auditors	
Hiroshi Moriyama	Full time
Haruhiko Takenaka	Full time
Keishi Imamura	Full time
Hideo Nakamura	

Notes: 1. * indicates a representative director.

2. Tadao Takahashi assumed the position of responsible for Manufacturing (Vehicle & Powertrain), SCM(Supply Chain Management), Technology and Engineering Development (Powertrain), Industrail Machinery and Marine as successor to Director Hisayoshi Kojima.
We have proposed to select Tadao Takahashi as Director at the 103rd Ordinary General Meeting of Shareholders, held on June 20, 2002.

2. Non-consolidated Balance Sheets

(As of March 31, 2002)

[in millions of Yen, ( ) indicates loss or minus]

	Amount
ASSETS	
Current assets	**1,680,664**
Cash on hand and in banks	142,663
Notes receivable	3
Accounts receivable	355,054
Finished products	52,052
Work in process	28,607
Raw materials & supplies	22,495
Deferred tax asset	28,974
Short-term loans receivable	1,040,414
Other accounts receivable	38,763
Other current assets	25,200
Allowance for doubtful accounts	(53,566)
Fixed assets	**2,228,675**
Property, plant & equipment	**545,922**
Buildings	142,582
Structures	30,496
Machinery & equipment	156,421
Vehicles	6,756
Tools, furniture and fixtures	35,596
Land	148,565
Construction in progress	25,503
Intangible assets	**22,431**
Utility rights	162
Software	21,472
Other intangible assets	796
Investments & other assets	**1,660,320**
Investments in securities	87,389
Investments in subsidiaries	1,362,000
Long-term loans receivable	37,705
Long-term prepaid expenses	7,138
Deferred tax asset	186,800
Other investments	15,083
Allowance for doubtful accounts	(35,797)
Deferred assets	**5,690**
Bond issue discount and expenses	5,690
Total assets	**3,915,031**

	Amount
LIABILITIES	
Current liabilities	**841,164**
Notes payable	4,041
Accounts payable	332,383
Short-term borrowings	80,000
Current maturities of long-term borrowings	32,925
Commercial paper	56,000
Current maturities of bonds	82,566
Other accounts payable	21,647
Accrued expenses	141,625
Deposits received	5,049
Employees' savings deposits	58,698
Other current liabilities	26,228
Long-term liabilities	**1,244,813**
Bonds	807,400
Long-term borrowings	135,118
Long-term deposits received	2,294
Accrued warranty costs	68,385
Accrual for losses on business restructuring	15,910
Accrued retirement benefits	215,706
Total liabilities	**2,085,978**
SHAREHOLDERS' EQUITY	
Common stock	**604,556**
Legal reserve	**857,051**
Capital surplus	803,212
Legal reserve	53,838
Retained earnings	**365,202**
Reserve for reduction of replacement cost of specified properties	53,025
Reserve for losses on overseas investments	7,056
Reserve for special depreciation	1,375
Unappropriated Gain	303,745
<Net income>	<183,449>
Unrealized holding gain on securities	**2,371**
Treasury stock	**(129)**
Total shareholders' equity	**1,829,052**
Total liabilities & shareholders' equity	**3,915,031**

3. Non-consolidated Statements of Income
(FY2001)

[in millions of Yen, ( ) indicates loss or minus]

	Amount
ORDINARY INCOME/LOSS	
Operating revenue/expenses	
Operating revenue	**3,019,860**
Net sales	3,019,860
Operating expenses	**2,777,581**
Cost of sales	2,362,435
Selling, general and administrative expenses	415,145
Operating income	**242,279**
Non-operating income/expenses	
Non-operating income	**13,367**
Interest and dividend income	8,353
Other non-operating income	5,014
Non-operating expenses	**57,714**
Interest expence	16,821
Amortization of retirement benefit obligations at transition	18,218
Other non-operating expenses	22,675
Ordinary income	**197,932**
EXTRAORDINARY GAINS/LOSSES	
Extraordinary gains	**63,328**
Gains on sales of property, plant and equipment	22,122
Gains on sales of investment securities	37,151
Other extraordinary gains	4,054
Extraordinary losses	**188,244**
Devaluation loss on investments and receivables	129,613
Losses on sales of property, plant and equipment	4,099
Losses on sales of investment securities	43,707
Other extraordinary losses	10,823
Income before income taxes	**73,016**
Income taxes	7,941
Income taxes deferred	(118,373)
Net income	**183,449**
Retained earnings brought forward	120,295
Unappropriated gain	**303,745**

Notes to non-consolidated financial statements

1. As for the amount, less than 1,000,000Yen is rounded down.
2. Monetary receivables from and payables to subsidiaries:

Short-term monetary receivables:	Yen	1,271,407 million
Long-term monetary receivables:	Yen	34,244 million
Short-term monetary payables:	Yen	55,769 million
Long-term monetary payables:	Yen	3 million

3. Accumulated depreciation of property, plant and equipment amounted to Yen 1,380,057 million.
4. In addition to the fixed assets recorded in the balance sheet, there are principal fixed assets held under lease contracts including computers, certain dies and equipment used in automobile production.
5. Principal assets denominated in foreign currencies:

   Investments in subsidiaries: Yen 1,130,970 million

   Major foreign currency investments:

EUR	2,797,899 thousand
M.Pesos	17,036,600 thousand
US$	1,847,126 thousand

   Investments in securities: Yen 34,135 million

   Major foreign currency investments:

NT$	3,949,282 thousand
BAHT	2,318,027 thousand

6. Assets pledged as collateral:
   Investments in securities: Yen 10,968 million
7. As endorser of documentary export bills discounted with banks: Yen 1,047 million
8. Guarantees and other items: ( ) refers to those relating to subsidiaries
   - Guarantees total yen 399,988 million (yen 198,715 million),
     including yen 175,512 million in employee's residence mortgages which are insured in full.
     and yen 25,500 million mortgages with pledge.
   - Commitment to provide guarantees total yen 1,454 million
   - Letter of awareness and others total yen 46,765 million (yen 46,765 million)
   - Letter of awareness concerning ABS total yen 256,812 million (yen 195,493 million)

   The Company entered into Keepwell Agreements with certain overseas finance subsidiaries to support their credibirity.
   Liabilities of such subsidiaries totaled yen 1,588,289 million
9. Balance and exercise price of warrant in accordance with bond with warrant attached (as of balance sheet date)

	Balance of warrant	Exercise price
Unsecured First bond with warrant attached	Yen 5,800 million	554 yen
Euro Yen due 2006 bond with warrant attached	Yen 15,000 million	429 yen
Euro Yen due 2007 bond with warrant attached	Yen 45,000 million	764 yen
Euro Yen due 2008 bond with warrant attached	Yen 52,800 million	880 yen

10. Certain investments in securities and derivative financial instruments are revalued and carried at fair value in the accompanying balance sheet. The increase in net assets resulting from such revaluation to be disclosed in accordance with Article 290-1(6) amounted to Yen 5,843 million as of March 31, 2002.
11. Net income per share: Yen 45.61 (calculated based on the total number of shares outstanding during the current fiscal year.)
12. Sales to subsidiaries: Yen 2,259,357 million
    Purchases from subsidiaries: Yen 483,098 million
    Transactions with subsidiaries other than operating transactions: Yen 21,717 million

Significant Accounting Policies

1. Valuation of marketable securities

   Marketable securities are valued by fair value method based on the market price at the balance sheet date.

   Valuation differences are directly charged in shareholders' equity and cost of sold securities is determined by the moving average method.

2. Valuation of inventories

   Finished products, work in process and purchased parts included in raw materials & supplies are stated at the lower of cost or market. The cost is determined by the average method.

   Raw materials & supplies except purchased parts are stated at the lower of cost or market.

   The cost is determined by the last-in, first-out method.

3. Depreciation of property,plant and equipment

   Depreciation of property, plant and equipment is calculated by straight-line method based on the estimated useful lives and economic residual value determined by the Company.

4. Accounting for Reserves and Allowances

   (1) Allowance for doubtful accounts

   The allowance for doubtful accounts is provided for possible bad debt at the amount estimated based on the past bad debts experience for normal receivables plus uncollectible amounts determined by reference to the collectibility of individual accounts for doubtful receivables.

   (2) Accrued warranty costs

   Accrued warranty costs is provided to cover all service costs expected to be incurred during the entire warranty period under provisions of warranty contracts at the amount calculated with reference to past experience.

   (3) Accrued for losses on business restructuring

   Accrual for losses on business restructuring is provided for costs expected to be incurred as a result of the business reform under the Nissan Revival Plan at the amount estimated to be reasonable.

   This accrual is provided under Article 287-2 of the Commercial Law.

   (4) Accrued retirement benefits

   Accrued retirement benefits are provided for the payment of retirement benefits at the amount calculated based on the retirement benefit obligation and the fair value of pension plan assets at the end of this fiscal year.

   The net retirement benefit obligation at transition is being amortized over a period of 15 years by the straight-line method.

   Prior service cost is being amortized as incurred by the straight-line method over periods which are shorter than the average remaining years of service of the eligible employees.

   Actuarial gain or loss is amortized in the year following the year in which the gain or loss is recognized by the straight-line method over periods which are shorter than the average remaining years of service of the eligible employees.

5. Consumption Tax

   Transactions subject to consumption tax are recorded at amounts exclusive of consumption tax.

4. Proposal for Appropriation statement of Retained earnings

	Yen
Unappropriated retained earnings	303,745,173,882
Reversal of reserve for reduction of replacement cost of specified properties	5,934,947,382
Reversal of reserve for losses on overseas investments	1,462,270,489
Reversal of reserve for special depreciation	609,021,395
Total	**311,751,413,148**

The proposed appropriations are as follows:

Cash dividend <8 yen per share/4 yen per issued share in FY01>	33,975,969,784
Director's Bonus	390,000,000
Provision for reserve for reduction of replacement cost of specified properties	9,865,163,118
Provision for reserve for special depreciation	67,332,680
Retained earnings carried forward to next year	**267,452,947,566**

Note: The provisions for and reversals of the reserves for reduction of replacement cost of specified properties, losses on overseas investments, and special depreciation are made in accordance with the Special Taxation Measures Law.

5. Certified Public Accountants' Report

May 13, 2002

Nissan Motor Co., Ltd.
President Carlos Ghosn

Shin Nihon & Co.
Representative Partner Kazuo Suzuki
Representative Partner Yasunobu Furukawa
Representative Partner Kenji Ota

Pursuant to Article 2 of "The Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Joint Stock Corporations," we have examined the balance sheet, the income statement, the accounting matters to be stated in the business report, the proposal for appropriation of retained earnings and the accounting matters to be stated in the supporting schedules of Nissan Motor Co., Ltd. for the 103rd fiscal term from April 1, 2001 to March 31, 2002. The accounting matters which we have examined in the business report and the supporting schedules are those derived from the accounting books and records of the Company.
Our examination was made in accordance with generally accepted auditing standards and all relevant auditing procedures were carried out as are normally required. Our examination included auditing procedures on the accounts of subsidiaries that we considered necessary.
As a result of our examination, it is our opinion that:

a) the balance sheet and the income statement present properly the Company's financial position and the results of its operations in accordance with the related regulations and the Articles of Incorporation.

b) the accounting matters stated in the business report present properly the Company's affairs in accordance with the related regulations and the Articles of Incorporation.

c) the proposal for appropriation of retained earnings is presented in accordance with the related regulations and the Articles of Incorporation.

d) there is nothing to point out as to the accounting matters stated in the supporting schedules in accordance with the provisions of the Commercial Code.

We have no interest in the Company that should be disclosed pursuant to the provisions of the Certified Public Accountants Law.

–That's all.–

Note: CENTURY OTA SHOWA & CO., the Company's statutory accountant, changed its corporate name to Shin Nihon & Co. as of July 1, 2001.

6. Statutory Auditors' Report

The Statutory Audit Committee, having received from each Statutory Auditor his report on the results of, and methods used in, the audit of the duties executed by the directors of the company in the course of the 103th fiscal year from April 1, 2001 through to March 31, 2002, after due consideration and deliberation, hereby submits its report as follows.

1. Outline of the auditing procedures
   Members of the committee attended every meeting of the Board of Directors, as well as other important meetings, from time to time received reports from the directors and others concerning the business operations of the company, and reviewed important business documents. Furthermore, independent investigations of the Head Office and main business and branch office activities were conducted and subsidiaries of the company were required to submit reports on their business operations whenever necessary. Finally, the committee received from certified public accountants reports on their examinations, audits and inspections and scrutinized the relevant accounting documents.
   In addition to the regular internal auditing procedures, the committee received reports from the directors and others as it deemed necessary relating to dealings and transactions effected between the company and its directors and subsidiaries that could have involved conflicts of interest, directors trading in competition with the Company, undue remuneration from the Company, trading in treasury stock or any other trading between the Company and its subsidiaries and directors outside the normal course of business. These reports too were scrutinized in great detail.

2. Results of the audit
   (1) The committee finds the auditing methods used in the examination of the financial statements of the company and the results arrived at by Shin Nihon & Co. to be fair and reasonable.
   (2) The committee acknowledges that the contents of the business report comply with the applicable laws and regulations and the provisions of the Articles of Incorporation of the company, and do fairly represent the company's position.
   (3) The committee finds nothing in the proposal for appropriation statement of retained earnings that does not fairly represent the status of the company's financial position.
   (4) The supporting schedules constitute a full and fair account of the financial position of the company.
   (5) As to the execution of duties by the directors, including their duties concerning the subsidiaries of the Company the committee has discovered no illegal acts, irregular dealings or transactions or suchlike, nor has it found any material facts to be in violation of the applicable laws and regulations or the Articles of Incorporation of the company. Moreover the committee has no found no breach of duties by directors with regard to any activities involving conflicts of interest, directors trading in competition with the Company, undue remuneration from the Company, trading in treasury stock or any other trading between the Company and its subsidiaries and directors outside the normal course of business.

May 15, 2002

Nissan Motor Co., Ltd.	Statutory Audit Committee
Statutory Auditor (full time)	Hiroshi Moriyama
Statutory Auditor (full time)	Haruhiko Takenaka
Statutory Auditor (full time)	Keishi Imamura
Statutory Auditor	Hideo Nakamura

Note: Haruhiko Takenaka, Keishi Imamura and Hideo Nakamura are special external company auditors, as laid down by the Commercial Code of Japan, Section 18, Article 1.

–That's all.–

Shareholder Memo

Fiscal Year-End	March 31
Record Date	March 31 (for interim dividends: September 30)
General Shareholders' Meeting	June
Proxy Record Date	March 31
Transfer Agent and Register	The Chuo Mitsui Trust & Banking Co., Ltd. 33-1, Shiba 3-chome, Minato-ku Tokyo 105-8574 Japan
Business Office of Transfer Agent	The Chuo Mitsui Trust & Banking Co., Ltd. Stock Transfer Agency Department 8-4, Izumi 2-chome, Suginami-ku Tokyo 168-0063 Japan Tel: (03)3323-7111
Other Offices of Transfer Agent	• Any domestic branch of The Chuo Mitsui Trst & Banking Co., Ltd. • The head office and branches of Japan Securities Agent Co., Ltd.
Stock Transaction Commissions	There is no charge for the transfer of shares. There is a ¥210 per-certificate charge (include consumption tax) for the issue of new shares.
Public Notices	The *Nihon Keizai Shimbun*, published in Tokyo

---

Company Name:	NISSAN MOTOR CO., LTD.
Registered Head Office:	2 Takara-cho, Kanagawa-ku, Yokohama-shi, Kanagawa 220-8623 Japan
Corporate Headquarters:	17-1, Ginza 6-chome, Chuo-ku, Tokyo 104-8023 Japan Tel: (03)3543-5523

NISSAN
MOTOR COMPANY